Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Announces Agreement To Sell Certain Oil and Natural Gas
     Assets

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     Trading Symbols
     TSX - CRJ
     NYSE AMEX - CGR
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     SASKATOON, May 18 /CNW/ - Claude Resources Inc. ("Claude" or the
"Company") today announced that it has entered into a Purchase and Sale
Agreement with a private Canadian corporation (the "Purchaser"), pursuant to which the Purchaser has agreed to purchase a majority of the oil and natural gas assets owned by Claude. Gross proceeds from the transaction are expected to be $6.2 million.
     Closing of the transaction is subject to regulatory and other approvals.
Also, sale of certain of the assets are subject to rights of first refusal held by third parties. The extent to which the rights of first refusal are exercised could impact completion of the purchase and sale transaction.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 890,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern
Ontario and has a 65 percent working interest in the Amisk Lake Gold Project in northeastern Saskatchewan.

     CAUTION REGARDING FORWARD-LOOKING STATEMENTS

     This Press Release may contain statements which constitute
'forward-looking' statements, including statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "will",
"intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion and
Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

     %SEDAR: 00000498E %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., Phone: (306) 668-7505; or Marc Lepage, Investor Relations,
Claude Resources Inc., Phone: (306) 668-7501; Email: ir(at)clauderesources.com,
Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 10:00e 18-MAY-10